Klondex Appoints Mike Doolin as Chief Operating Officer

Vancouver, BC - March 7, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to announce the promotion of Mr. Mike Doolin to Chief Operating Officer of the Company, effective immediately. Mr. Doolin replaces Mr. Brent Kristof and will lead the operations of the Company's key properties. Prior to his appointment, Mr. Doolin held the position of Vice President, Technical Services for the Company.

Paul Andre Huet, President and CEO commented, “We want to congratulate Mike on his recent promotion and look forward to his leadership at our operations as we continue to create value for our shareholders. Additionally, we want to thank Brent for his contributions to Klondex and wish him well in his future endeavors.”

Mr. Doolin is a 25-year veteran of the mining industry with substantial experience in the design and permitting of mining projects; extensive work in milling, metallurgy and assay operations. He also brings years of experience successfully managing small and large teams on multiple projects. Prior to joining Klondex in 2012, he served with Great Basin Gold as the Esmeralda Mill Manager where he was responsible for all on-site operations. Mr. Doolin's experience also includes tenures with McClelland Laboratories, Eagle Picher Minerals, GD Resources, Marigold Mining, Corona Gold, and Round Mountain Gold, all in Nevada gold country. He earned his Bachelors of Science degrees in Metallurgical Engineering and Chemistry from Montana College of Mineral Science and Technology.

About Klondex Mines Ltd. (www.klondexmines.com)
The Company is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in the Fire Creek property and the Midas mine and mill in Nevada, USA and recently acquired the Rice Lake mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Technical Information
A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.